UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

INFINERA CORPORATION

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

45667G103

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Optical Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,975,384
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,975,384
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,975,384
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,975,384 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,975,384 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,975,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Optical Holdings, L.P.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,975,384 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,975,384 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,975,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,975,384 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,975,384 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,975,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,975,384 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,975,384 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,975,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,975,384 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,975,384 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,975,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,975,384 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,975,384 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,975,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,975,384 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,975,384 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,975,384 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the manager of Oaktree Capital Group, LLC.

Item 1.	Security and Issuer.

The class of equity security to which this Statement on Schedule 13D (“Statement”) relates is the voting common stock, par value $0.001 per share (the “Common Stock”), of Infinera Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 140 Caspian Court, Sunnyvale, California 94089. Percentages in this Statement are calculated assuming 152,990,398 shares of Common Stock are outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2018.

As of October 1, 2018, as reflected in this Schedule 13D, the Reporting Persons beneficially owned that number of shares of Common Stock (the “Subject Shares”), set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 2.	Identity and Background.

(a) - (c) and (f)

This Schedule 13D is being filed jointly, pursuant to a joint filing agreement, by (i) Oaktree Optical Holdings, L.P., a Delaware limited partnership (“Optical”), whose principal business is to invest in securities; (ii) Oaktree Fund GP, LLC, a Delaware limited liability company (“GP LLC”), whose principal business is to serve as and perform the functions of the general partner of certain investment funds including Optical; (iii) Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is (A) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (B) to act as the sole shareholder of certain controlling entities of certain investment funds; (iv) Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I; (v) OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I; (vi) Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I; (vii) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; and (viii) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP” and together with Optical, GP I, Capital I, Holdings I, Holdings, OCG and GP LLC, collectively, the “Reporting Persons”), whose principal business is to serve as, and perform the functions of, the manager of OCG.

The Reporting Persons have entered into a joint filing agreement, dated as of October 11, 2018, a copy of which is attached hereto as Exhibit 1.

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is hereby incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d) - (e)

During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Item 4 and Item 6 of this Statement are incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in Item 6 of this Statement is hereby incorporated herein by reference.

Optical acquired the Common Stock for investment purposes and the purposes set out below.

The Reporting Persons continuously evaluate the businesses and prospects of the Issuer and its subsidiaries, alternative investment opportunities and all other factors deemed relevant in determining whether additional securities of the Issuer or its subsidiaries will be acquired by the Reporting Persons or by other accounts or funds associated with the Reporting Persons or whether the Reporting Persons or any such other accounts or funds will dispose of Common Stock.  At any time, subject to the limitations set forth in the definitive agreements described in Item 6 hereof, additional securities of the Issuer or its subsidiaries may be acquired or some or all of the securities beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise, including, without limitation, by increasing or decreasing holdings in Common Stock.

Pursuant to the definitive agreements described in Item 6 hereof, Optical has agreed not to dispose of its Common Stock until (i) the six month anniversary of the Closing Date (as defined in Item 6 below) with respect to 10,487,692 shares of Common Stock and (ii) the twelve month anniversary of the Closing Date with respect to 10,487,692 shares of Common Stock subject to certain exceptions, including the ability to dispose of Common Stock to certain permitted transferees.

Except as otherwise disclosed herein, the Reporting Persons currently have no plans or proposals which would relate to or would result in any of the matters described in Items 4 (a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law and any limitations in the definitive agreements described in Item 6 herein, may formulate a plan with respect to such matters, and from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer or its subsidiaries, other shareholders of the Issuer and its subsidiaries or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

(a) - (b)

The information contained on the cover pages of this Schedule 13D and the Reporting Persons’ response to Item 6 are hereby incorporated by reference into this Item 5.

Ownership percentages set forth in this Schedule 13D are based upon a total of 152,990,398 shares of Common Stock of the Issuer issued and outstanding, as reported in the Issuer’s quarterly report on Form 10-Q filed under the Securities Act of 1933, as amended, with the Securities and Exchange Commission on August 8, 2018.

Optical directly holds 20,975,384 shares of Common Stock, representing approximately 12.1% of the issued and outstanding shares of Common Stock, and has the sole power to vote and dispose of such Common Stock.

GP LLC, in its capacity as the general partner of Optical, has the ability to direct the management of the business of Optical, including the power to direct the decisions of Optical regarding the voting and disposition of securities held by Optical; therefore, GP LLC may be deemed to have indirect beneficial ownership of the Subject Shares.

GP I, in its capacity as the managing member of GP LLC, has the ability to direct the management of GP LLC’s business, including the power to direct the decisions of GP LLC regarding the voting and disposition of securities held by Optical; therefore, GP I may be deemed to have indirect beneficial ownership of the Subject Shares.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the voting and disposition of securities held by Optical; therefore, Capital I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the voting and disposition of securities held by Optical; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities held by Optical; therefore, Holdings may be deemed to have indirect beneficial ownership of the Subject Shares.

 OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the voting and disposition of securities held by Optical. Therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

OCGH GP, in its capacity as the manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities held by Optical; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Subject Shares.

(c)

Except for the transactions described in this Statement, including those described in Item 6 below, there have been no transactions in Common Stock that were effected during the past sixty days by the Reporting Person. To the knowledge of the Reporting Person, no other person or entity referred to in Item 2 (including those listed on Schedule A hereto) has effected any transaction in Common Stock in the past sixty days.

(d) - (e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 23, 2018, the Issuer entered into a Unit Purchase Agreement (the “UPA”) with Coriant Investor LLC, a majority owned subsidiary of Optical (“Seller”), and Optical (solely for the purposes of certain sections therein).

On October 1, 2018 (the “Closing Date”), pursuant to the UPA, (i) Seller transferred to the Issuer, and the Issuer purchased from Seller, all of the issued and outstanding limited liability company interests of Telecom Holding Parent LLC, a Delaware limited liability company (the “Company”) and (ii) the Issuer repaid certain amounts due to Optical in satisfaction of the certain obligations owed to Optical by the Company and its subsidiaries pursuant to a financing agreement (the “Financing Agreement”) among Optical, certain of the Company’s subsidiaries party thereto, and the other lenders party thereto (together, the “Transactions”). As a result of the Transactions, Optical received cash consideration and the Subject Shares. As of the Closing Date, on a fully-diluted basis, Optical held 12.1% of the outstanding Common Stock.

On September 13, 2018, Optical and Seller entered into a letter agreement (the “Letter Agreement”) with Coriant International Holdings, L.P., a creditor of the Company and a member of Seller (“Coriant Holdings”), pursuant to which Optical agreed that, in the event Optical actually receives cash in respect of the Subject Shares and other consideration paid to Optical pursuant to the UPA in an amount equal to the aggregate obligations owed to Optical under the Financing Agreement as of the Closing Date, Optical shall, subject to certain conditions, transfer any remaining Subject Shares to Coriant Holdings. This summary is qualified in its entirety by reference to the full text of the Letter Agreement, which is filed as Exhibit 3 and incorporated by reference herein.

This summary is qualified in its entirety by reference to the full text of the UPA which is filed as Exhibit 2 and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated October 11, 2018.*
Exhibit 2

Unit Purchase Agreement, by and among the Issuer, Coriant Investor LLC and Optical (solely for the purposes of certain sections therein) (incorporated by reference to the Issuer’s Current Report on Form 8-K/A filed with the Securities Exchange Commission on July 27, 2018). †

Exhibit 3	Letter Agreement, by and among Optical, Seller and Coriant International Holdings, L.P. *

* Filed herewith.

† Incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 11, 2018

OAKTREE OPTICAL HOLDINGS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Brian Price
Name: Brian Price
Title: Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Brian Price
Name: Brian Price
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Brian Price
Name: Brian Price
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Brian Price
Name: Brian Price
Title: Vice President

OCM HOLDINGS I, LLC

By:	/s/ Brian Price
Name: Brian Price
Title: Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Brian Price
Name: Brian Price
Title: Vice President

OAKTREE CAPITAL GROUP, LLC

By:	Oaktree Capital Group Holdings GP, LLC
Its:	Manager

By:	/s/ Brian Price
Name: Brian Price
Title: Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Brian Price
Name: Brian Price
Title: Vice President

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC
Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC
Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC
John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC
Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC
Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP
Larry W. Keele	Retired
D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC
Marna C. Whittington	Retired
Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC
Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Fund GP, LLC

The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.

Oaktree Optical Holdings, L.P.

The general partner of Oaktree Optical Holdings, L.P. is Oaktree Fund GP, LLC.